UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41796

CL Workshop Group Limited

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits.

CL Workshop Group Limited (the “Company”) is furnishing this report on Form 6-K to provide its unaudited interim results for the six months ended June 30, 2025.

A copy of the Company’s press release dated December 29, 2025, announcing its unaudited interim financial results for the six months ended June 30, 2025 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the press release furnished as Exhibit 99.1) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 29, 2025 Announcing Unaudited Financial Results for the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
Date: December 29, 2025	Title:	Director and Chief Executive Officer